Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of the Class A Common Stock, $0.01 par value per share, of Noodles & Company is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1).  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 21, 2017
PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Nathalie Bouchard
	Name:	Nathalie Bouchard
	Title:	Senior Director, Compliance

ARGENTIA PRIVATE INVESTMENTS INC.

By:	/s/ Selin Bastin
	Name:	Selin Bastin
	Title:	Assistant Secretary